UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

October 29, 2014

Commission File No.: 000-30668

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant’s name into English)

Building 22 Weizmann Science Park, Rehovot
P.O.B 266
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “Nova Announces 2014 Third Quarter Results”.

The financial statements tables included in the press release (pages 4-8 of the press release) are hereby incorporated by reference into the Registrant’s registration statements on Form S-8, filed with the Securities and Exchange Commission on the following dates: December 29, 2005 (File No. 333-130745); November 5, 2007 (File No. 333-147140) and October 25, 2012 (File No. 333-184585).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 29, 2014	NOVA MEASURING INSTRUMENTS LTD. (Registrant) By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact: Dror David, Chief Financial Officer Nova Measuring Instruments Ltd. Tel: +972-73-229-5833 E-mail: info@novameasuring.com www.novameasuring.com	Investor Relations Contacts: Hayden/ MS-IR LLC Miri Segal Tel: +917-607-8654 E-mail: msegal@ms-ir.com Or David Fore Tel: +206-395-2711 E-mail: dave@haydenir.com

Company Press Release

NOVA ANNOUNCES 2014 THIRD QUARTER RESULTS

Year-to-Date GAAP Net Income More Than Doubles

REHOVOT, Israel, October 29, 2014 - Nova Measuring Instruments (Nasdaq: NVMI), a leading innovator and a key provider of optical metrology solutions for advanced process control used in semiconductor manufacturing, today reported 2014 third quarter results.

Quarterly Highlights:

•	Quarterly revenues of $27.4 million, up 6% from $25.8 million a year ago
•	Quarterly gross margin of 54%, compared with 51% a year ago
•	Quarterly net income of $3.3 million, up 46% from $2.2 million a year ago
•	Increased deliveries to support growing DRAM demand
•	Selected by a leading logic manufacturer to support its 10nm and 7nm nodes
•	Increased revenue stream from new SW solutions

GAAP Results ($K)
	Q3 2014	Q2 2014	Q3 2013
Revenues	$27,350	$32,785	$25,771
Net Income	$3,269	$5,694	$2,240
Earnings per Diluted Share	$0.12	$0.20	$0.08

NON-GAAP Results ($K)
	Q3 2014	Q2 2014	Q3 2013
Net Income	$3,854	$6,108	$2,724
Earnings per Diluted Share	$0.14	$0.22	$0.10

A reconciliation between GAAP operating results and non-GAAP operating results is provided following the financial statements that are part of this release. Non-GAAP results exclude adjustments of deferred tax assets and stock based compensation expenses.

Management Comments

“We posted solid quarterly results with revenue performance in line with our guidance and profits better than market expectations,” commented Eitan Oppenhaim, President and CEO of Nova. “Our profitability this quarter demonstrates that we are effectively executing our growth plan while maintaining the operational efficiency and flexibility needed to match industry cycles. Our business model enables us to continue investing extensively in our development programs in order to maintain long term innovation leadership and continuous growth.”

“Nova continues to navigate through the industry’s near-term challenges while increasing focus on profitability and technology leadership. We were successful this quarter in diversifying our customer base, winning a competitive selection for 10/7 nm and accelerating our software revenue stream,” added Mr. Oppenhaim. “The anticipated transitions to advanced nodes during next year, along with our growing customers’ presence, reinforce our confidence that we are well positioned to capture the growing opportunities during 2015.”

Third Quarter 2014 Results

Total revenues for the third quarter of 2014 were $27.4 million, an increase of 6% relative to the third quarter of 2013, and a decrease of 17% relative to the second quarter of 2014.

Gross margin for the third quarter of 2014 was 54%, compared with 51% in the third quarter of 2013 and 54% in the second quarter of 2014.

Operating expenses in the third quarter of 2014 were $11.5 million, an increase of 5% relative to the third quarter of 2013, and a decrease of 4% relative to the second quarter of 2014.

On a GAAP basis, the company reported net income of $3.3 million, or $0.12 per diluted share, in the third quarter of 2014. This compares to a net income of $2.2 million, or $0.08 per diluted share, in the third quarter of 2013, and a net income of $5.7 million, or $0.20 per diluted share, in the second quarter of 2014.

On a Non-GAAP basis, which excludes adjustments of deferred tax assets and stock based compensation expenses, the company reported net income of $3.9 million, or $0.14 per diluted share, in the third quarter of 2014. This compares to a net income of $2.7 million, or $0.10 per diluted share, in the third quarter of 2013, and a net income of $6.1 million, or $0.22 per diluted share, in the second quarter of 2014.

Conference Call Information

Nova will host a conference call on Wednesday, October 29, 2014 at 8:30 a.m. Eastern Time, to discuss the third quarter results and future outlook, along with its guidance for the fourth quarter of 2014.

To attend the conference call, please dial one of the following teleconferencing numbers. Please begin by placing your calls five minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

U.S. Dial-in Number:  1-888-801-6507
ISRAEL Dial-in Number:  1809-24-6037
INTERNATIONAL Dial-in Number:  1-913-312-1381

At:

8:30 a.m. Eastern Time
5:30 a.m. Pacific Time
2:30 p.m. Israeli Time

The conference call will also be webcast live from a link on Nova’s website at http://ir.novameasuring.com. For those unable to participate in the conference call, there will be a replay available from a link on Nova’s website at http://ir.novameasuring.com.

About Nova: Nova Measuring Instrument Ltd. delivers continuous innovation by providing advanced optical metrology solutions for the semiconductor manufacturing industry. Deployed with the world’s largest integrated-circuit manufacturers, Nova’s products deliver state-of-the-art, high-performance metrology solutions for effective process control throughout the semiconductor fabrication lifecycle. Nova’s product portfolio, which combines high-precision hardware and cutting-edge software, supports the development and production of the most advanced devices in today’s high-end semiconductor market. Nova’s technical innovation and market leadership enable customers to improve process performance, enhance products’ yields and accelerate time to market. Nova acts as a partner to semiconductor manufacturers from its offices around the world. Additional information may be found at www.novameasuring.com.

Nova is traded on the NASDAQ & TASE under the symbol NVMI.

This press release provides financial measures that exclude non-cash charges for stock-based compensation expenses, deferred income tax expenses, income from insurance claim and loss related to equipment and inventory damage and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding Nova's performance because they reflect our operational results and enhances management's and investors' ability to evaluate Nova's performance before charges or benefits considered by management to be outside Nova's ongoing operating results.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management believes that it is in the best interest of its investors to provide financial information that will facilitate comparison of both historical and future results and allows greater transparency to supplemental information used by management in its financial and operational decision making. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products, expected deliveries, transaction, expected revenues, operating results, earnings and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward looking statements. These risks and other factors include but are not limited to:  our dependency on two product lines; our dependency on a small number of large customers and small number of suppliers; the highly cyclical nature of the markets we target; our inability to reduce spending during a slowdown in the semiconductor industry; our ability to respond effectively on a timely basis to rapid technological changes; our dependency on PEM; risks related to exclusivity obligations and non-limited liability that may be included in our commercial agreements and arrangements; our ability to retain our competitive position despite the ongoing consolidation in our industry; risks related to our dependence on a single manufacturing facility; risks related to the extremely competitive market we are operation in;  risks related to changes in our order backlog; risks related to the financial, political and environmental instabilities in Asia; risks related to our intellectual property; new product offerings from our competitors; unanticipated manufacturing or supply problems; changes in tax requirements; changes in customer demand for our products; risks related to currency fluctuations and risks related to our operations in Israel. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Annual Report on Form 20-F for the year ended December 31, 2013 filed with the Securities and Exchange Commission on February 28, 2014. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.

(Tables to Follow)

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED BALANCE SHEET
(U.S. dollars in thousands)

	As of September 30,	As of December 31,
	2014	2013

CURRENT ASSETS
Cash and cash equivalents	13,149	17,542
Short-term interest-bearing bank deposits	99,744	79,552
Available for sale securities	1,747	1,845
Trade accounts receivable	22,900	27,947
Inventories	17,042	18,118
Deferred income tax assets	221	137
Other current assets	2,774	3,922
	157,577	149,063
LONG-TERM ASSETS
Long-term interest-bearing bank deposits	1,000	750
Other long-term assets	186	230
Severance pay funds	1,660	1,852
	2,846	2,832

FIXED ASSETS, NET	10,637	10,382

TOTAL ASSETS	171,060	162,277

CURRENT LIABILITIES
Trade accounts payable	8,889	15,599
Deferred income	4,010	3,420
Other current liabilities	12,561	11,448
	25,460	30,467

LONG-TERM LIABILITIES
Liability for employee severance pay	2,587	2,798
Deferred income	175	341
Other long-term liability	5	7
	2,767	3,146

SHAREHOLDERS' EQUITY	142,833	128,664

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	171,060	162,277

NOVA MEASURING INSTRUMENTS LTD.
QUARTERLY CONSOLIDATED STATEMENTS OF OPERATIONS
 (U.S. dollars in thousands, except per share data)

	Three months ended
	September 30, 2014	June 30, 2014	September 30, 2013

REVENUES
Products	20,157	26,015	19,911
Services	7,193	6,770	5,860
	27,350	32,785	25,771

COST OF REVENUES
Products	8,543	11,050	9,045
Services	3,975	4,139	3,626
	12,518	15,189	12,671

GROSS PROFIT	14,832	17,596	13,100

OPERATING EXPENSES
Research and Development expenses, net	7,510	7,152	7,021
Sales and Marketing expenses	2,888	3,505	2,643
General and Administration expenses	1,096	1,316	1,256
	11,494	11,973	10,920

OPERATING PROFIT	3,338	5,623	2,180

INTEREST INCOME, NET	20	202	257

INCOME BEFORE INCOME TAXES	3,358	5,825	2,437

INCOME TAX EXPENSES	89	131	197

NET INCOME FOR THE PERIOD	3,269	5,694	2,240

Earnings per share:
Basic	0.12	0.21	0.08
Diluted	0.12	0.20	0.08

Shares used for calculation of earnings per share:
Basic	27,496	27,592	27,237
Diluted	27,780	28,138	27,503

NOVA MEASURING INSTRUMENTS LTD.
YEAR TO DATE CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Nine months ended
	September 30, 2014	September 30, 2013

REVENUES
Product	74,948	64,671
Services	19,847	16,649
	94,795	81,320

COST OF REVENUES
Product sales	32,390	27,466
Services	12,254	10,655
	44,644	38,121

GROSS PROFIT	50,151	43,199

OPERATING EXPENSES
Research and Development expenses, net	21,563	22,087
Sales and Marketing expenses	9,799	8,835
General and Administration expenses	3,476	3,847
	34,838	34,769

OPERATING PROFIT	15,313	8,430

INTEREST INCOME, NET	397	633

INCOME BEFORE INCOME TAXES	15,710	9,063

INCOME TAX EXPENSES	349	1,625

NET INCOME FOR THE PERIOD	15,361	7,438

Net income per share:
Basic	0.56	0.27
Diluted	0.55	0.27

Shares used for calculation of net income per share:
Basic	27,506	27,071
Diluted	27,920	27,343

NOVA MEASURING INSTRUMENTS LTD.
QUARTERLY CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Three months ended
	September 30, 2014	June 30, 2014	September 30, 2013

CASH FLOW – OPERATING ACTIVITIES

Net income for the period	3,269	5,694	2,240

Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation and amortization	1,072	972	907
Amortization of deferred stock-based compensation	620	472	368
Increase (decrease) in liability for employee termination benefits, net	(77)	74	(1)
Deferred income taxes	(35)	(58)	116
Decrease (increase) in trade accounts receivables	3,330	(3,898)	(1,112)
Decrease in inventories	1,963	688	144
Decrease (increase) in other current and long term assets	1,254	257	(1,064)
Increase (decrease) in trade accounts payables and other long-term liabilities	(3,207)	(2,456)	250
Increase (decrease) in other current liabilities	56	(787)	614
Increase (decrease) in short and long term deferred income	(1,906)	1,247	793
Net cash provided by operating activities	6,339	2,205	3,255

CASH FLOW – INVESTMENT ACTIVITIES

Increase in short-term interest-bearing bank deposits	(8,458)	(1,943)	(4,548)
Decrease (increase) in short-term available for sale securities	18	(19)	-
Additions to fixed assets	(1,788)	(1,228)	(761)
Net cash used in investment activities	(10,228)	(3,190)	(5,309)

CASH FLOW – FINANCING ACTIVITIES

Purchases of treasury shares	(3,173)	(1,103)	-
Shares issued under employee share-based plans	312	961	12
Net cash provided by (used in) financing activities	(2,861)	(142)	12

Decrease in cash and cash equivalents	(6,750)	(1,127)	(2,042)
Cash and cash equivalents – beginning of period	19,899	21,026	17,799
Cash and cash equivalents – end of period	13,149	19,899	15,757

NOVA MEASURING INSTRUMENTS LTD.
YEAR TO DATE CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Nine months ended
	September 30, 2014	September 30, 2013
CASH FLOW – OPERATING ACTIVITIES

Net income for the period	15,361	7,438

Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation and amortization	2,946	2,577
Loss related to equipment and inventory damage	-	148
Amortization of deferred stock-based compensation	1,614	1,577
Increase (decrease) in liability for employee termination benefits, net	(29)	54
Deferred income taxes	(84)	1,438
Decrease (increase) in trade accounts receivables	5,173	(3,467)
Decrease in inventories	1,291	167
Decrease (increase) in other current and long term assets	794	(943)
Increase (decrease) in trade accounts payables and other long term liabilities	(6,712)	28
Increase in other current liabilities	502	1,454
Increase (decrease) in short and long term deferred income	424	(939)
Net cash provided by operating activities	21,280	9,532

CASH FLOW – INVESTMENT ACTIVITIES

Increase in short-term and long-term interest-bearing bank deposits	(20,442)	(8,880)
Proceeds from insurance claim	-	219
Additions to fixed assets	(3,541)	(2,145)
Net cash used in investment activities	(23,983)	(10,806)

CASH FLOW – FINANCING ACTIVITIES

Purchases of treasury shares	(4,276)	-
Shares issued under employee share-based plans	2,586	1,068
Net cash provided by (used in) financing activities	(1,690)	1,068

Decrease in cash and cash equivalents	(4,393)	(206)
Cash and cash equivalents – beginning of period	17,542	15,963
Cash and cash equivalents – end of period	13,149	15,757

DISCLOSURE OF NON-GAAP NET INCOME
(U.S. dollars in thousands, except per share data)

	Three months ended
	September 30,	June 30,	September 30,
	2014	2014	2013

GAAP Net income for the period	3,269	5,694	2,240

Non-GAAP Adjustments:
Stock based compensation expenses	620	472	368
Deferred income taxes	(35)	(58)	116

Non-GAAP Net income for the period	3,854	6,108	2,724

Non-GAAP Net income per share:
Basic	0.14	0.22	0.10
Diluted	0.14	0.22	0.10

Shares used for calculation of Non-GAAP net income per share:
Basic	27,496	27,592	27,237
Diluted	27,780	28,138	27,503

	Nine months ended
	September 30,	September 30,
	2014	2013

GAAP Net income for the period	15,361	7,438

Non-GAAP Adjustments:
Stock based compensation expenses	1,614	1,577
Deferred income taxes	(84)	1,438
Income from insurance claim	-	(509)
Loss related to equipment and inventory damage	-	148

Non-GAAP Net income for the period	16,891	10,092

Non-GAAP Net income per share:
Basic	0.61	0.37
Diluted	0.60	0.37

Shares used for calculation of Non-GAAP net income per share:
Basic	27,506	27,071
Diluted	27,920	27,343